Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DISSOLUTION OF "PAINTED PLATE, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 2023, AT 11:12 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



4676908 8100
SR# 20234267112

Authentication: 204860938
Date: 12-19-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:12 AM 12/19/2023
FILED 11:12 AM 12/19/2023
SR 20234267112 - File Number 4676908

STATE OF DELAWARE
CERTIFICATE OF DISSOLUTION
(SECTION 275)

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The dissolution of Painted Plate, Inc.

has been duly authorized by the Board of Directors and Stockholders in accordance with subsections (a) and (b) of Section 275 or by unanimous consent of Stockholders in accordance with subsection (c) of Section 275 of the General Corporation Law of the State of Delaware.

2.   The date of filing of the Corporation's original Certificate of Incorporation in Delaware was January 8, 2021 .

3.   The date the dissolution was authorized is December 14, 2023

4.   The names and addresses of the directors and officers of the corporation are as follows:

NAME	TITLE	ADDRESS
Jennifer Ballen	Co-President	350 Canal Street, 2A
	Secretary,	PO Box #913
	CEO, Director	New York, NY 10013
Joseph Magliano	Co-President,	350 Canal Street, 2A
	Treasurer,	PO Box #913
	CPO, Director	New York, NY 10013

By: _DocuSigned by:_
Joseph Magliano
B3B3D01A6EB3450...
Authorized Officer

Name: Joseph Magliano
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